

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via E-mail:
Mr. Andrew Warren
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, Maryland 20910

>   **Re: Discovery Communications, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 14, 2013**
>   **File No. 1-34177**

Dear Mr. Warren:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Results of Operations – 2012 vs. 2011, page 29

1.   We note that while you discuss factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. As such it is not clear if one factor is more significant than another. For example, we note that excluding the impact of foreign currency fluctuations, distribution revenues increased 9% due to "contractual rate increases, growth of pay television subscribers, and decreased amortization of deferred launch incentives." However, you do not quantify these factors nor analyze the underlying reason for the change in contractual rate increases, growth of pay television subscribers, and decrease in amortization of

deferred launch incentives. Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are quantified and analyzed.

To the extent applicable, this type of disclosure should be applied to all material line items included in your consolidated statement of income. Please refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

Note 16. Income Taxes, page 82

2.   We note the significant increase in your unrecognized tax benefit balance from the prior year. Please expand your discussion under the provision for income taxes in MD&A to describe the reason for the increase. Also, tell us how you considered providing a discussion in the critical accounting policies and estimates section in the MD&A. Provide us with your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                    Sincerely,

                                    /s/ Carlos Pacho for

                                    Larry Spirgel

Assistant Director